Exhibit 99.1

Canadian Solar Completes At-the-Market Offering of Common Shares

GUELPH, Ontario, November 29, 2021 – Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), announced today that it has completed its previously announced “at-the-market” offering program (“ATM Offering”) of common shares. Upon the completion of the offering, the Company had sold 3,639,918 of its common shares and raised US$150 million in gross proceeds before deducting commissions and offering expenses.

Canadian Solar intends to use the net proceeds from the ATM Offering to enhance the Company's ability to execute its long-term strategic growth plans, including investing in its battery storage business and growing its storage pipeline, and for general corporate purposes. The Company may also use a portion of the net proceeds to invest in or acquire businesses, assets or technologies that it believes are complementary to its business, including investments to strengthen its portfolio of stable, cash-yielding solar power projects that it has developed, and may be monetized through public vehicles in markets such as Europe and Brazil.

The common shares were offered under the Company's automatic shelf registration statement on Form F-3 which has become effective. A prospectus supplement and a related base prospectus describing the terms of the offering have previously been filed with the Securities and Exchange Commission. Copies of the prospectus supplement and accompanying prospectus relating to the ATM Offering may be obtained without charge by visiting the SEC's website at www.sec.gov or by contacting US Tiger Securities, Inc. at 437 Madison Ave, 27th Floor, New York, NY 10022, and by email at IB@ustigersecurities.com.

This press release is for informational purposes only and is not an offer to sell or a solicitation of an offer to buy any securities.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world's largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 20 years, Canadian Solar has successfully delivered over 63 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built and connected over 6.2 GWp in over 20 countries across the world. Currently, the Company has around 430 MWp of solar projects in operation, nearly 7 GWp of projects under construction or in backlog (late-stage), and an additional 17 GWp of projects in pipeline (mid- to early- stage). Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including but not limited to the use of proceeds, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the "Safe Harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "believes," "expects," "anticipates," "intends," "estimates," the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India, China and Brazil; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; delays in the process of qualifying to list the CSI Solar subsidiary in the PRC; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; logistical challenges that could increase the selling costs of the Company; exchange rate fluctuations; litigation; potential initiation of an anti-circumvention investigation and other risks as described in the Company's SEC filings, including its annual report on Form 20-F filed on April 19, 2021. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.